Participants’ Inquiries To:

Continental Assurance Company

Separate Account (B)

Attn: Individual Pension Accounts-42nd Floor

P.O. Box 803572

Chicago, Illinois 60680-3572

800-351-3001

For All the Commitments You Make®

L 554-921 (12/05)	(02/06)

Continental Assurance Company

Separate Account (B)

Report to Participants

December 31, 2005

Web Site: www.cna.com/sab/

Internet e-mail:sab@cna.com

Dear Participant:

We are pleased to report that over the most recent reporting period Separate Account (B) continued to provide its shareholders with an attractive total return. For more specific information about the performance of Separate Account (B), please see the Portfolio Manager’s Perspective section.

Increased business spending (triggered by strong corporate profits in 2005) coupled with the anticipation of stable unemployment figures and declining inflation rates is expected to help push the economy forward during the first half of 2006. Current economic forecasts anticipate that inflation will decline from 3.7% at the beginning of 2006 to 2.5% by the third quarter while unemployment is expected to remain stable at 4.9%. Gross Domestic Product (GDP) is projected to be around 3.6% for the first half of 2006, declining to 3.2% during the second half of the year.

Economic indicators with potential negative ramifications for the economy include a flat yield curve and a weakening housing market. The U.S. Treasury yield curve was flat at year-end 2005 with virtually no difference between the yields available for maturities ranging from one to ten years. In addition, consensus forecasts indicate that the market expects the Federal Reserve Board (the Fed) to continue to raise rates during the first half of 2006, increasing the Fed Funds Target Rate from its December 2005 level of 4.25% to 4.75% by June of 2006 and potentially leading to an inverted yield curve (a situation where short-term rates are higher than long-term rates). While flat or inverted yield curves have preceded the last eight recessions, market concerns over the present situation are mitigated by the low absolute level of interest rates and the absence of inflation. The recent slowdown in the housing market could lead to reduced levels of consumer spending. However, the general feeling in the market is that this slowdown will not be precipitous and therefore can be absorbed by the economy at large.

With the expectation of increased business spending, stable inflation and unemployment rates, and a growth in GDP for the upcoming year of around 3.5%, many equity managers will hold attractively priced stocks that have growth potential as well as a likelihood for increases in the dividend rate. Your Portfolio Manager currently has positions that meet these criteria, and will continue to consider additional positions as circumstances warrant. In addition, the Portfolio Manager will continue to monitor market conditions closely and make portfolio adjustments that we believe will enhance relative returns within the growth stock universe.

Thank you for your continued support and participation.

Cordially,

Dennis R. Hemme

Chairman of the Committee

The statements contained in this management letter, which are not historical facts, are forward-looking statements. When included in this management letter, the words “believe,” “expects,” “intends,” “anticipates,” “estimates,” and analogous expressions are intended to identify forward-looking statements. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this management letter.

Portfolio Manager’s Perspective

In the section below, Portfolio Manager Marilou R. McGirr discusses the performance of Separate Account (B) as well as the market environment and key investment strategies used during 2005. Ms. McGirr became the Portfolio Manager for the Fund in 2002 after having been the Fund’s Chairman for four years. In addition, she was the Fund’s trader for eleven years and has more than twenty years of investment experience.

Separate Account (B)’s accumulated unit value increased by 9.13% during 2005. For the same time period, the S&P 500 Index® (the S&P 500) and the S&P 500/Citigroup Growth Index® (formerly known as the S&P 500/Barra Growth Index®), including reinvested dividends, were up 4.91% and 4.01% respectively. The S&P 500 is a broad index which contains both value and growth stocks while the S&P 500/Citigroup Growth Index® measures the return of the large-capitalization growth stocks contained within the S&P 500 and is the portfolio’s benchmark for performance. Your Separate Account (B) portfolio is structured for growth, with a core holding of high quality, large capitalization companies. Separate Account (B)’s performance during 2005 exceeded its benchmark by 5.12%. Contributing to the portfolio’s excess performance vs. the benchmark was an overweighting in the Energy and Utility sectors, which outperformed the other market sectors in the benchmark, and an underweighting in the Telecom Services and Information Technology sectors, which underperformed. Also, 2005’s performance was positively impacted by premium collected from the writing of covered call options.

Sector Distribution

Separate Account (B) and

S&P 500/Citigroup Growth Index®

December 31, 2005

Sector	Separate Account (B)	S&P 500 / Citigroup Growth Index®
Materials	3.12%	1.42%
Consumer Staples	13.62%	14.71%
Health Care	12.82%	22.07%
Consumer Discretionary	14.11%	12.49%
Telecom Services	0.00%	0.77%
Industrials	13.34%	7.19%
Information Technology	14.45%	19.68%
Energy	17.84%	11.09%
Financials	7.57%	10.22%
Utilities	3.13%	0.36%

Rising short-term interest rates, a flattening yield curve, high oil prices, and record hurricane damage were all factors which contributed to the equity market’s lackluster performance in 2005. Positive developments during the same period included continued low levels of inflation and a declining unemployment rate. The Fed increased the Fed Funds Target Rate by 200 basis points during 2005, raising the rate from its year-end 2004 level of 2.25% to 4.25% by December of 2005. Partially as a result of these increases, the U.S. Treasury yield curve was flat at the end of 2005 with the yield available on maturities from one to ten years uniformly within a few basis points of 4.40%. Oil prices surged in 2005 moving from around $48 per barrel at year-end 2004 to over $60 per barrel by year-end 2005. However, core inflation (price increases as measured by the Consumer

Price Index, excluding food and energy costs) remained steady during the year, never higher than 2.2% and never lower than 2.0%. In addition, the unemployment rate declined during 2005 from 5.2% at the beginning of the year to 4.9% at the end.

The Fund’s key investment strategy for 2005, given the Portfolio Manager’s expectations of higher short-term interest rates and stable levels of inflation, was to hold stocks that had shown growth in both market cap and dividend rate.

All of the returns in this report represent past performance, which is not a guarantee of future results that may be achieved by Separate Account (B). Also, note that both investment returns and principal value can fluctuate widely, so a participant’s units, when sold, could be worth more or less than their original cost. The returns shown do not reflect taxes that a shareholder would pay on fund distributions or on the sale of fund shares.

Committee Members

for Separate Account (B)

Dennis R. Hemme, Chairman Vice President and Treasurer Continental Assurance Company	Richard T. Fox Financial Consultant	Peter J. Wrenn Chairman and Treasurer Hudson Technology, Inc.

Marilou R. McGirr, Portfolio Manager Vice President and Assistant Treasurer Continental Assurance Company	Petrine J. Nielsen Retired
Secretary	Auditors	Custodian
Lynne Gugenheim Senior Vice President and Deputy General Counsel Continental Assurance Company	Deloitte & Touche LLP Chicago, Illinois	JPMorgan Trust Company, N.A. Chicago, Illinois

This report has been prepared for the information of participants in Continental Assurance Company Separate Account (B) and is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus that includes information regarding Separate Account (B)’s objectives, policies, management, records, sales commissions and other information.

Record of

Accumulation Unit

Values

	Valuation Date	Unit Market Value
2005	December 31,	$23.08
2004	December 31,	21.15
2003	December 31,	19.55
2002	December 31,	16.00
2001	December 31,	20.48
2000	December 31,	26.37
1999	December 31,	28.78
1998	December 31,	21.55
1997	December 31,	17.69
1996	December 31,	14.14

Illustration of an Assumed Investment in One Accumulation Unit

Separate Account (B) does not make distributions of investment income and realized capital gains; therefore, the unit values include investment income and capital gains. This chart displays the unit value at December 31, for each of the past ten years. These values should not be considered representations of values which may be achieved in the future.

Continental Assurance Company Separate Account (B)

Schedule of Investments

December 31, 2005 (All investments are in securities of unaffiliated issuers)	Number of Shares	Cost	Market Value
COMMON STOCKS:

CONSUMER DISCRETIONARY–14.1%
Hotels Restaurants & Leisure–2.9%
Marriott International, Inc. — Cl A	18,500	$1,201,344	$1,238,945

Household Products–1.1%
Bed Bath & Beyond Inc.(*)	13,000	477,712	469,950

Media–4.7%
The E.W. Scripps Company	20,000	989,000	960,400
Time Warner Inc.	60,000	1,075,800	1,046,400

		2,064,800	2,006,800

Multiline Retail–2.6%
Target Corporation	20,000	895,528	1,099,400

Textiles & Apparel–2.8%
Coach, Inc.(*)	35,000	1,012,259	1,166,900

CONSUMER STAPLES–13.6%
Beverages–3.1%
Pepsico, Inc.	22,000	854,597	1,299,760

Food & Staples Retailing–1.6%
CVS Corporation	25,000	728,703	660,500

Food Products–2.3%
General Mills, Inc.	20,000	940,000	986,400

Household Products–4.0%
Kimberly-Clark Corporation	15,000	790,065	894,750
The Procter & Gamble Company	14,000	783,720	810,320

		1,573,785	1,705,070

Tobacco–2.6%
Altria Group, Inc.	15,000	979,360	1,120,800

ENERGY–17.8%
Energy Equipment & Services–5.7%
Schlumberger Limited	25,000	1,428,202	2,428,750

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Schedule of Investments — (continued)

December 31, 2005 (All investments are in securities of unaffiliated issuers)	Number of Shares	Cost	Market Value
Oil & Gas–12.1%
Burlington Resources Inc.	15,000	$449,529	$1,293,000
Chesapeake Energy Corporation	50,300	1,645,816	1,596,019
Encana Corporation	18,000	785,846	812,880
Exxon Mobile Corporation	25,500	1,530,584	1,432,335

		4,411,775	5,134,234

FINANCIALS–7.6%
Diversified Financials–7.6%
American Express Company	20,000	810,271	1,029,200
Lehman Brothers Holdings Inc.(**)	17,000	1,488,826	2,178,890

		2,299,097	3,208,090

HEALTHCARE–12.8%
Biotechnology–2.5%
Amgen Inc.(*)	13,300	804,923	1,048,838

Health Care Equipment & Supplies–4.4%
St. Jude Medical, Inc.(*)(**)	20,000	883,733	1,004,000
Medtronic, Inc.	15,000	613,000	863,550

		1,496,733	1,867,550

Health Care Providers–3.8%
Unitedhealth Group Incorporated	26,000	1,171,715	1,615,640

Pharmaceuticals–2.1%
Johnson & Johnson	15,000	751,075	901,500

INDUSTRIALS–13.3%
Aerospace & Defense–4.1%
The Boeing Company	25,000	1,271,275	1,756,000

Industrial Conglomerates–7.0%
3M Company(**)	20,000	1,518,200	1,550,000
General Electric Company	40,000	680,571	1,402,000

		2,198,771	2,952,000

Machinery–2.2%
Danaher Corporation	17,000	972,725	948,260

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Schedule of Investments — (continued)

December 31, 2005 (All investments are in securities of unaffiliated issuers)	Number of Shares	Cost	Market Value
INFORMATION TECHNOLOGY–14.4%
Communications Equipment–2.0%
Cisco Systems, Inc.(*)	50,000	$888,600	$856,000

Computer & Peripherals–2.1%
Dell Inc.(*)	30,000	932,528	899,700

Internet Software & Services–4.9%
Google Inc.(*)(**)	5,000	1,096,901	2,074,300

Semiconductor Equipment–2.9%
Intel Corporation	50,000	1,396,719	1,248,000

Software–2.5%
Microsoft Corporation	40,000	1,089,196	1,046,000

MATERIALS–3.1%
Chemicals–3.1%
Praxair, Inc.	25,000	1,114,715	1,324,000

UTILITIES–3.1%
Electric Utilities–3.1%
Exelon Corporation	25,000	898,635	1,328,500

Total Common Stocks–99.8%		$34,951,671	$42,391,887

SHORT-TERM BONDS
Financial Services — Bank–.2%
US Treasury Bill 4.2978% Due 6/29/06	81,000	79,329	79,329

Total short-term–.2%		$79,329	$79,329

TOTAL INVESTMENTS		$35,031,000	$42,471,216

(*)	Denotes non-income producing holdings.
(**)	Security is pledged as collateral for open options contracts.

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Schedule of Call Options Written

December 31, 2005 (All investments are in securities of unaffiliated issuers)	Expiration Date	Exercise Price	Number of Contracts	Market Value
Options
3M Company	01-21-06	$80.00	200	$(6,000)
Google Inc.	01-21-06	480.00	50	(2,500)
Lehman Brothers Holdings Inc.	01-21-06	115.00	170	(227,800)
St. Jude Medical, Inc	01-21-06	50.00	200	(27,000)

Total Options			620	$(263,300)

Continental Assurance Company Separate Account (B)

Ten Largest Common Stock Holdings

December 31, 2005	Market Value	% of Net Assets
Schlumberger Limited	$2,428,750	5.75%
Lehman Brothers Holdings Inc.	2,178,890	5.16%
Google Inc.	2,074,300	4.91%
The Boeing Company	1,756,000	4.16%
Unitedhealth Group Incorporated	1,615,640	3.82%
Chesapeake Energy Corporation	1,596,019	3.78%
3M Company	1,550,000	3.67%
Exxon Mobile Corporation	1,432,335	3.39%
General Electric Company	1,402,000	3.32%
Exelon Corporation	1,328,500	3.14%

Ten Largest Common Stock Holdings	$17,362,434	41.11%

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Statement of Assets and Liabilities

December 31,	2005
Assets:
Investments in securities of unaffiliated issuers:
Common stocks, at market	$42,391,887
Short-term notes, at amortized cost	79,329

Total investments (cost: $35,031,000)	42,471,216

Cash	1,234
Dividends receivable	46,220

Total assets	42,518,670

Liabilities:
Fees payable to Continental Assurance Company	3,855
Call options written, at fair value (premium received $176,283)	263,300
Payable to Continental Assurance Company for fund withdrawals	3,510

Total liabilities	270,665
Participants’ equity — Net assets
Accumulated net investment income	53,447,617
Accumulated net realized gain on investment transactions	169,181,504
Accumulated net unrealized gain	7,353,199
Capital paid in	(187,734,315)

Total participants’ equity — net assets (1,830,683 units outstanding at $23.08 per unit; unlimited units authorized )	$42,248,005

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Statement of Operations

Year Ended December 31,	2005
Investment Income:
Dividends	$592,131
Interest and other	8,171

Total investment income	600,302

Fees to Continental Assurance Company:
Investment advisory fees	241,836
Service fees	159,612

Total fees	401,448

Net investment income	198,854

Investments:
Net realized gains
Stocks and bonds	2,724,160
Call options written	(4,618)
Net change in unrealized gains (losses)
Stocks and bonds	1,412,709
Call options written	(157,633)

Net gain on investments	3,974,618

Net increase in participants’ equity resulting from operations	$4,173,472

Continental Assurance Company Separate Account (B)

Statements Of Changes In Participants’ Equity

Periods Ended	December 31, 2005	December 31, 2004
From operations:
Net investment income	$198,854	$612,511
Net realized gain on investments	2,719,543	18,102,358
Change in net unrealized (loss) gain on investments	1,255,075	(14,622,467)

Net increase in participants’ equity resulting from operations	4,173,472	4,092,402
From unit transactions:
Sales (units 368 in 2005, and 52,519 units in 2004)	7,931	1,039,918
Withdrawals(1) (units 667,581 in 2005, and 3,221,185 units in 2004)	(14,770,938)	(63,076,494)

Net decrease in participants’ equity resulting from unit transactions	(14,763,007)	(62,036,576)

Total (decrease) increase in participants’ equity	(10,589,535)	(57,944,174)
Participants’ equity, beginning of the year	52,837,540	110,781,714

Participants’ equity	$42,248,005	$52,837,540
Accumulated net investment income	$53,447,617	$53,248,763

(1)	Includes sales and administrative fees of $4,364 and $5,730 for 2005 and 2004, respectively. (see note 3)

The accompanying Notes are an integral part of these Financial Statements

Continental Assurance Company Separate Account (B)

Financial Highlights

(Per accumulation unit outstanding during the period)	Years Ended December 31,
	2005	2004	2003	2002	2001

Value at the beginning of the period	$21.15	$19.55	$16.00	$20.48	$26.37

Investment income(1)	0.27	0.32	0.25	0.16	0.18
Fees(1)	0.18	0.16	0.14	0.15	0.19

Net investment income (loss)	0.09	0.16	0.11	0.01	(0.01)

Net gain (loss) on investments	1.84	1.44	3.44	(4.49)	(5.88)

Net increase (decrease) in participants’ equity resulting from operations	1.93	1.60	3.55	(4.48)	(5.89)

Value at end of period	$23.08	$21.15	$19.55	$16.00	$20.48

Net assets ($000’s)	$42,248	$52,838	$110,782	$101,235	$142,051
Total return	9.1%	8.2%	22.2%	(21.9)%	(22.3)%
Ratio of net investment income (loss) to average participants’ equity	0.41%	0.76%	0.61%	0.06%	(0.01)%
Ratio of total fees to average participants’ equity	0.83%	0.83%	0.83%	0.83%	0.83%
Portfolio turnover rate	48%	52%	57%	64%	41%
Number of accumulation units outstanding at end of period	1,830,683	2,497,896	5,666,562	6,326,437	6,937,365

(1)	Investment income and fees per unit is based on average units outstanding.

The accompanying Notes are an integral part of these Financial Statements

Notes to Financial Statements

Note 1. Significant Accounting Policies

Organization

Continental Assurance Company Separate Account (B) is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. Separate Account (B) is a separate account of Continental Assurance Company (CAC), an Illinois life insurance company which is a wholly-owned subsidiary of Continental Casualty Company (Casualty). Casualty is wholly-owned by The Continental Corporation (TCC). TCC is wholly owned by CNA Financial Corporation (CNAF). Loews Corporation owns approximately 91% of the outstanding common stock of CNAF.

The operations of CAC include the sale of certain variable annuity contracts, the proceeds of which are invested in Separate Account (B). CAC also provides investment advisory and administrative services to Separate Account (B) for a fee.

The assets and liabilities of Separate Account (B) are segregated from those of CAC.

Investments

Investments in securities traded on national securities exchanges are valued at the last reported sales price. Securities not traded on a national exchange are valued at the bid price of over-the-counter market quotations. Short-term notes are valued at cost plus accrued discount or interest (amortized cost) which approximates market.

Net realized gains and losses on sales of securities are determined as the difference between proceeds and cost, using the specific identification method. There are no differences in cost for financial statement and Federal income tax purposes.

Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Options Writing

When Separate Account (B) writes an option, an amount equal to the premium received by Separate Account (B) is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by Separate Account (B) on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether Separate Account (B) has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by Separate Account (B). Separate Account (B) as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes

Separate Account (B) is not qualified as a “regulated investment company” under subchapter M of the Internal Revenue Code, as it is not taxed separately from CAC. While Separate Account (B) is part of the total operations of CAC, under existing federal income tax law, no taxes are payable on the investment income and realized capital gains which are reinvested in Separate Account (B) and which are taken into account in determining the value of the Accumulation Unit and the value of the Annuity Unit and which are not distributed to participants except as part of annuity payments.

Both investment income and realized capital gains are accumulated and reinvested.

The investment results credited to a participant’s account are not taxable to the participant until benefits are received by him. At that time, there is no distinction made between investment income and realized and unrealized gains in determining either the amount of the participant’s benefits, or the taxes paid by the participant on these benefits. All payments generally are taxable to the recipient as ordinary income as received. A participant may wish to consult a tax adviser for more complete information.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Investments

Net Realized Gain on Investments Year Ended December 31,	2005
Aggregate proceeds (Common stock $37,518,232, Short-term notes $37,121,679, Options $837,882)	$75,477,793
Aggregate cost (Common stock $34,794,090, Short-term notes $37,121,661, Options $842,500)	72,758,251

Net realized gain	$2,719,542

Decrease in Net Unrealized Gain on Investments Year Ended December 31,	2005
Unrealized gain on investments
Balance, December 31, 2005	$7,353,199
Less Balance, January 1, 2005	6,098,123

Change in net unrealized gains	$1,255,076

Aggregate Cost of Securities Purchased Year Ended December 31,	2005
Common stocks	$22,945,788
Short-term notes	37,161,013

Total purchases	$60,106,801

Note 3. Management Fees

Separate Account (B) pays fees to CAC for investment advisory and management services, under an advisory agreement, “The Investment Advisory Agreement”. The fees are set by contract at one-half of one percent per annum of the average daily net assets of Separate Account (B).

The Investment Advisory Agreement additionally provides for the reimbursement to CAC for certain legal, accounting and other expenses. Such reimbursement of service fees is computed at the rate of 0.33 of one percent per annum of the average daily net assets of Separate Account (B).

Participants pay fees directly to CAC for sales and administrative services, which are deducted from participants’ accounts on an annual basis (included in unit transaction withdrawals in the Statement of Changes in Participants’ Equity). Sales fees represent costs paid by participants upon purchase of additional accumulation units; administrative fees are deducted annually from applicable participants’ accounts.

Fees and Expenses Paid to CAC Year Ended December 31,	2005
Investment advisory fees	$241,836
Service fees	159,612

Total fees charged to participants’ equity	401,448
Sales and administrative fees paid by participants	4,364

Total	$405,812

Note 4. Derivative Financial Instruments

Separate Account (B) enters into certain derivative financial instruments, namely call options.

Derivatives are carried at fair value, which generally reflects the estimated amounts that Separate Account (B) would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for all of Separate Account (B)’s derivatives.

The fair values associated with these instruments are generally affected by changes in the underlying stock price. The credit risk associated with these instruments is minimal as all transactions are cleared through Options Clearing Corporation.

CALL OPTIONS

Transactions in options written during the year ended December 31, 2005 were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2004	1,710	$147,016
Options written	9,167	1,143,007
Options bought back	(1,950)	(287,409)
Options expired	(6,545)	(550,474)
Options exercised	(1,762)	(275,857)

Options outstanding at December 31, 2005	620	$176,283

These options were collateralized by stock with a market value of $6,807,190 at December 31,2005

Report of Independent Registered Public Accounting Firm

To the Committee Members and the Participants of

Continental Assurance Company Separate Account (B)

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Continental Assurance Company Separate Account (B) (“Separate Account”) (a separate account of Continental Assurance Company, which is an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation), as of December 31, 2005, and the related statement of operations for the year then ended, the statements of changes in participants’ equity for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Separate Account as of December 31, 2005, and the results of its operations, the changes in its participants’ equity and the financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chicago, Illinois

February 14, 2006

Committee Members and Executive Officers

The management of Separate Account (B), including general supervision of the duties performed for it by Continental Assurance Company, is the responsibility of the Committee Members of Separate Account (B). The number of Committee Members of Separate Account (B) is currently set at five. None of the Committee Members who are not “interested” persons of Separate Account (B) has been a director or employee of, or consultant to, the adviser or its affiliates in the last twenty years. The names and business addresses of the Committee Members and executive officers of Separate Account (B), their principal occupations and other affiliations during the past five years, the number of portfolios each oversees and other directorships they hold are set forth below.

Committee Members for Separate Account (B)

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Last 5 years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Disinterested Committee Members
Richard T. Fox CNA Center Chicago, Illinois 60685 Age — 68	Committee Member	One Year Nineteen Years	Financial Consultant	One	None
Petrine J. Nielsen CNA Center Chicago, Illinois 60685 Age — 65	Committee Member	One Year Two Years	Retired since June 2003; Senior Vice President of Computershare, Inc. from April 2000 until June 2003; prior thereto Senior Vice President of Harris Trust and Savings Bank.	One	None
Peter J. Wrenn CNA Center Chicago, Illinois 60685 Age — 70	Committee Member	One Year Eighteen Years	Chairman and Treasurer of Hudson Technology, Inc. since January 2004.; prior thereto President of Hudson Technology, Inc.	One	None
Interested Committee Members and Executive Officers*
Dennis R. Hemme CNA Center Chicago, Illinois 60685 Age — 51	Committee Member and Chairman	One Year Three Years	Vice President and Treasurer of CAC and Casualty since September 2003; prior thereto Vice President of CAC and Casualty.	One	None
Marilou R. McGirr CNA Center Chicago, Illinois 60685 Age — 52	Committee Member and Portfolio Manager	One Year Eight Years	Vice President and Assistant Treasurer of CAC and Casualty since September 2003; Portfolio Manager of Separate Account (B) since September 2002; prior thereto Vice President of CAC and Casualty;.	One	None
Lynne Gugenheim CNA Center Chicago, Illinois 60685 Age — 46	Secretary	One Year Ten Years	Senior Vice President and Deputy General Counsel of CAC and Casualty since March 2000; prior thereto Vice President and Associate General Counsel of CAC and Casualty.	One	None
*	An interested person within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended by virtue of his/her employment with CAC.

EXAMPLE

As a participant of Separate Account (B), you incur two types of costs: (1) transactions costs, including sales charges (loads) on purchase payments, redemption fees (on HR-10 Plan Contracts) and exchange fees; and (2) ongoing costs, including investment management fees and service fees. This Example is intended to help you understand your ongoing costs (in dollars) of investing in Separate Account (B) and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the most recent six-month period and held for the entire period (from 7-1-05 to 12-31-05).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period. In addition, on 403(b) Graded Deduction Contracts, a contract fee of $30 per year per participant is also charged. On HR-10 Plan Contracts, an individual accounting maintenance fee of $20 per participant is charged for the first year and $10 per year per participant is charged thereafter.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing cost of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. In addition, on 403(b) Graded Deduction Contracts, a contract fee of $30 per year per participant is also charged. On HR-10 Plan Contracts, an individual accounting maintenance fee of $20 per participant is charged for the first year and $10 per year per participant is charged thereafter. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Return	Beginning Account Value 7-1-05	Ending Account Value 12-31-05	Expenses Paid During Period* 7-1-05 to 12-31-05
Actual	$1,000	$1,072.20	$4.34
Hypothetical (5% return before expenses)	$1,000	$1,020.97	$4.24
*	Expenses are equal to the Fund’s annualized expense ratio of .83% multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

QUARTERLY PORTFOLIO OF INVESTMENTS AND PROXY VOTING

Separate Account (B)’s quarterly portfolio of investments and information regarding how Separate Account (B) voted proxies relating to portfolio securities held during the most recent 12-month period ended June 30, 2005, are available without charge, upon request, by calling Continental Assurance Company toll-free at (800) 351-3001.

You may also obtain this and other fund information directly from the Securities and Exchange Commission (“SEC”). The SEC may charge a copying fee for this information. Visit the SEC on-line at http://www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C. Call the SEC at 1-202-942-8090 for room hours and operation. You may also request information about Separate Account (B) by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC’s Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549.